Exhibit 99.1

Jaguar Global and GLAAM/Captivision Announce Closing of Business Combination

Captivision to Begin Trading on November 16 on the Nasdaq Under New Ticker Symbol “CAPT”

Miami, Florida and Seoul, South Korea – November 15, 2023 – Jaguar Global Growth Corporation I (Nasdaq: JGGC, JGGCR, and JGGCW) (“Jaguar Global”), GLAAM, Co., Ltd. (“GLAAM” or “the Company”), a leading designer and manufacturer of architectural media glass, and Captivision Inc. (“Captivision”), today announced the successful closing of their previously announced business combination (the “Business Combination”). The Business Combination was approved at a special meeting of Jaguar Global stockholders on September 27, 2023 and was completed today, November 15, 2023.

The parent public company resulting from the Business Combination will be named “Captivision Inc.” Captivision’s ordinary shares and public warrants are expected to begin trading on November 16, 2023 on the Nasdaq Global Market under the ticker symbols “CAPT” and “CAPTW,” respectively.

“Becoming a publicly listed company on the Nasdaq is an important milestone for Captivision as we work to rapidly expand our global footprint and transform buildings into massive media devices,” said Ho Joon Lee, Co-Founder of GLAAM. “With our proprietary and patent-protected G-Glass, we believe Captivision is well positioned to generate sustainable growth across sectors and geographies.”

Gary Garrabrant, Chairman and CEO of Jaguar Global, commented: “We are thrilled to complete our business combination to create Captivision and privileged to join forces with Ho Joon and his team. Captivision is a revolutionary public company with transformational technology.”

Advisors

Cohen & Company Capital Markets, a division of J.V.B. Financial Group, LLC, acted as Jaguar Global’s exclusive financial advisor and lead capital markets advisor, and Oberon Securities acted as GLAAM’s exclusive financial advisor. Baker & McKenzie LLP and Paul Hastings LLP acted as Jaguar Global’s U.S. legal counsel, and Yulchon acted as Jaguar Global’s Korean legal counsel. White & Case LLP and Lee & Ko served as GLAAM’s U.S. and Korean legal counsel, respectively. Yoon & Yang acted as Jaguar Global and GLAAM’s FSS and SRS filing advisor.

About Jaguar Global Growth Corporation I

Jaguar Global Growth Corporation I is a partnership between Jaguar Growth Partners, a global investor in growth companies, and Hennessy Capital Group, an alternative asset manager for innovative technology companies. For more information, please visit www.jaguarglobalgrowth.com.

About GLAAM

GLAAM is the inventor and manufacturer of G-Glass, the world’s first architectural media glass that combines IT building material and architectural glass into one standalone product. G-Glass has a variety of applications, including digital out of home media and marketing.

To learn more about GLAAM, visit: www.glaam.co.kr/en or www.captivision.com.

Forward-Looking Statements

This communication includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, without limitation, Jaguar Global’s, GLAAM’s and Captivision’s expectations with respect to future performance and anticipated financial impacts of the Business Combination. For example, projections of future revenue and other metrics are forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expect”, “intend”, “will”, “estimate”, “anticipate”, “believe”, “predict”, “potential” or “continue”, or the negatives of these terms or variations of them or similar terminology. Such forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward-looking statements.

These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by Jaguar Global and its management, Captivision and GLAAM and their respective management, as the case may be, are inherently uncertain. Factors that may cause actual results to differ materially from current expectations include, but are not limited to: (1) the outcome of any legal proceedings or regulatory matters or investigations that may be instituted against GLAAM, Captivision or others; (2) the ability to meet stock exchange listing standards following the consummation of the Business Combination; (3) the risk that the business combination disrupts current plans and operations of GLAAM as a result of the consummation of the Business Combination; (4) the ability to recognize the anticipated benefits of the Business Combination, which may be affected by, among other things, competition, the ability of Captivision to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; (5) costs related to the Business Combination; (6) changes in applicable laws or regulations; (7) the possibility that GLAAM or Captivision may be adversely affected by other economic, business, and/or competitive factors; (8) the impact of COVID-19 on GLAAM’s business; (9) GLAAM’s estimates of expenses and profitability and underlying assumptions with respect to shareholder redemptions and purchase price and other adjustments; and (10) other risks and uncertainties set forth in the section entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in the registration statement on Form F-4 (File No: 333- 271649), and the definitive proxy statement/prospectus, relating to the Business Combination, and other documents Captivision has filed, or will file, with the U.S. Securities and Exchange Commission.

Nothing in this communication should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date hereof. None of GLAAM or Captivision undertake any duty to update these forward-looking statements.

Contacts:

Jaguar Global Growth Corporation I Media Contact

Dukas Linden Public Relations for Jaguar Global Growth Corporation I

+1 212.704.7385

jaguar@dlpr.com

Jaguar Global Growth Corporation I Investor Relations Contact

Cody Slach and Jackie Keshner

Gateway Group, Inc.

+1 949.574.3860

JGGC@gateway-grp.com

GLAAM Investor Relations Contact

Kwang In Seo

GLAAM Co. Ltd

+82.70.5106.2804

ki.seo@glaam.co.kr